UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


APPLICATION/DECLARATION ON FORM U-  : CERTIFICATE PURSUANT TO
1 UNDER THE PUBLIC UTILITY HOLDING  : RULE 24 UNDER THE PUBLIC
COMPANY ACT OF 1935 WITH RESPECT    : UTILITY HOLDING COMPANY
TO THE ISSUANCE OF RATE REDUCTION   : ACT OF 1935
BONDS AND RELATED TRANSACTIONS      :
                                    :
THE CONNECTICUT LIGHT AND POWER
COMPANY, WESTERN MASSACHUSETTS
ELECTRIC COMPANY AND PUBLIC
SERVICE COMPANY OF NEW HAMPSHIRE

(FILE NO. 70-9697)

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO") and Public Service Company of New Hampshire ("PSNH"), electric utility subsidiaries of Northeast Utilities, a registered holding company under the Act, certify that certain of the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9697), as amended (the "Application/Declaration"), and authorized by order of the Commission in HCAR No. 27319 (December 26, 2000) and HCAR No. 27364 (March 23, 2001)
(collectively, the "Order"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Order. Specifically, on or before May 17, 2001 (a) WMECO formed WMECO Funding LLC, which is a new special purpose entity, limited liability company subsidiary; (b) WMECO acquired the equity interests in WMECO Funding LLC; (c) in a transaction using the Two Securities Format, WMECO Funding LLC issued SPE Debt Securities and sold such SPE Debt Securities to a special purpose trust created by the Massachusetts Development Finance Agency and the Massachusetts Health and Educational Facilities Authority; and (d) WMECO entered into a servicing agreement and an administration agreement with WMECO Funding LLC. Capitalized terms used herein and not otherwise defined are used as defined in the Application/Declaration.

     Submitted with this Certificate are the following exhibit and material financing documents relating to the consummated transaction:

     C1   Registration Statement on Form S-3 for the WMECO RRBs
          (File No. 333-59118)

          Underwriting Agreement dated May 11 , 2001 (Exhibit 1.1, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Limited Liability Company Agreement of WMECO Funding LLC dated as of March 28, 2001 and amended and restated as of May 17, 2001 (Exhibit 3.2, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Note Indenture dated as of May 17, 2001, including form of Note (Exhibits 4.1 and 4.4, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Certificate Indenture dated as of May 17, 2001, including form of Rate Reduction Certificate (Exhibits 4.2 and 4.5, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Declaration of Trust dated as of May 15, 2001 (Exhibit
          4.3, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Transition Property Purchase and Sale Agreement dated as of May 17, 2001 (Exhibit 10.1, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Transition Property Servicing Agreement dated as of May
          17, 2001 (Exhibit 10.2, WMECO Funding LLC Form 8-K dated
          May 17, 2001)

          Note Purchase Agreement dated as of May 17, 2001 (Exhibit 10.3, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Administration Agreement dated as of May 17, 2001 (Exhibit 10.4, WMECO Funding LLC Form 8-K dated May 17, 2001)

          Fee and Indemnity Agreement dated as of May 17, 2001
          (Exhibit 10.5, WMECO Funding LLC Form 8-K dated May 17,
          2001)

     Also submitted with this Certificate is the "past tense" opinion of counsel.

                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY


                          By:  /S/ Randy A. Shoop
                               Randy A. Shoop
                               Treasurer




WESTERN MASSACHUSETTS ELECTRIC COMPANY


                          By:  /S/ Randy A. Shoop
                               Randy A. Shoop
                               Assistant Treasurer - Finance


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE


                          By:  /S/ Randy A. Shoop
                               Randy A. Shoop
                               Assistant Treasurer - Finance


Date:  May 24, 2001





May 24, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  SEC File No. 70-9697

Ladies and Gentlemen:

     I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU"). I have acted as counsel for The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), and Public Service Company of New Hampshire ("PSNH" and, together with CL&P and WMECO, each a "Utility" and collectively the "Utilities"), subsidiaries of NU who are parties to the Application/Declaration, as amended, on Form U-1 in File No. 70-9697 (the "Application") in connection with the Utilities' filing on June 15, 2000 with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"). In the Application, the Utilities sought the approval of the Commission for the following proposed transactions that were described therein: (a) the formation of several new subsidiaries, which were expected to be limited liability companies (each a special purpose entity, or "SPE"); (b) the acquisition by each Utility of the equity interests in one or more SPEs; (c) the issuance by the SPEs of RRBs or other related debt instruments and the sale of such RRBs or other instruments either to investors or to a special purpose trust created by one or more agencies of the relevant state; and (d) the entry by each of the Utilities into servicing agreements and administration agreements with the SPEs. Capitalized terms used herein and not otherwise defined are used as defined in the Application.

     On or before May 17, 2001, certain of the transactions, as proposed in the Application and authorized by order of the Commission in HCAR No. 27319 (December 26, 2000) and HCAR No. 27364 (March 23, 2001) (collectively, the "Order"), were carried out (the "Consummated Transactions"). Specifically,
(a) WMECO formed WMECO Funding LLC, which is a new special purpose entity, limited liability company subsidiary; (b) WMECO acquired the equity interest in WMECO Funding LLC; (c) in a transaction using the Two Securities Format, WMECO Funding LLC issued SPE Debt Securities and sold such SPE Debt Securities to a special purpose trust created by the Massachusetts Development Finance Agency and the Massachusetts Health and Educational Facilities Authority; and (d) WMECO entered into a servicing agreement and an administration agreement with WMECO Funding LLC.

     In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, the Application and the exhibits thereto, originals or copies certified to my satisfaction of such corporate records of WMECO, certificates of public officials and of officers of WMECO, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

     The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts, and do not hold myself out as an expert in the laws of Massachusetts. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel engaged by me and with counsel who are employed by NUSCO and are members of the bar of such State.

     I have assumed that the Consummated Transactions were carried out in conformity with the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, and the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

     Based upon and subject to the foregoing, I am of the opinion that:

     (a) All State laws applicable to the Consummated Transactions were complied with;

     (b)  WMECO Funding LLC was validly organized and is duly existing;

     (c) The SPE Debt Securities issued by WMECO Funding LLC as contemplated in the Application and authorized by the Order were valid and binding obligations of WMECO Funding LLC in accordance with their terms;

     (d)  WMECO Funding LLC legally acquired the RRB Property from WMECO;

     (e)  WMECO legally acquired the equity interests of WMECO Funding LLC;
          and

     (f) The consummation of the Consummated Transactions did not violate the legal rights of the holders of any of the securities issued by WMECO or any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the certificate filed pursuant to Rule 24 under the Act and in any proceedings before the Commission that may be held in connection therewith.





Very truly yours,



/S/ Jeffrey C. Miller
Jeffrey C. Miller
Assistant General Counsel